Exhibit 21.1 - List of Subsidiaries

Name	Jurisdictions	Percentage Owned

Deli Solar (BVI)	British Virgin Islands	100%
Deli Solar (Bazhou)	PRC	100% (by Deli Solar (BVI))
Beijing Ailiyang Solar	PRC	100% (by Deli Solar (Bazhou))
Deli Solar (Beijing)	PRC	100% (by Deli Solar (BVI))
Tianjin Huaneng Group
Energy Equipment
Co., Ltd	PRC	51% (by Deli Solar (Beijing))